EXHIBIT 21




                       Subsidiaries of the Registrant



      Delgasco, Inc., Deltran, Inc., Enpro, Inc., Delta Resources, Inc. and TranEx Corporation are wholly-owned subsidiaries of the Registrant, are incorporated in the state of Kentucky and do business under their corporate names.